Exhibit 99.1

Borr Drilling Limited – Notification of PDMR transaction

Drew Holdings Ltd., a close associate of Mr. Tor Olav Trøim, has on 8 November, 2024, bought 1,500,000 common shares in Borr Drilling Limited at an average price of $3.9335 per share. Mr. Trøim is the chairman of Borr's board and thus, as per the Market Abuse Directive, a person discharging managerial responsibilities in Borr (a «PDMR»).

Mr. Trøim and his close associates will, following the completion of this transaction, own 17,722,385 shares in Borr Drilling.

A completed PDMR form reflecting the above is attached hereto.

Hamilton, Bermuda

11 November 2024

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.